
January 27, 2023

Anthony Geisler
Chief Executive Officer
Xponential Fitness, Inc.
17877 Von Karman Ave, Suite 100
Irvine, CA, 92614

>   **Re: Xponential Fitness, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed January 20, 2023**
>   **File No. 333-269336**

Dear Anthony Geisler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services

cc: Alan Denenberg, Esq.